THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6077

August 7, 2008

VIA EDGAR CORRESPONDENCE

Jim O’Connor, Esq.

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Sparrow Funds (SEC File 811-08897)

Dear Mr. O’Connor:

          We are responding to your comments received on Wednesday, August 6, 2008 regarding the Proxy Statement on Schedule 14A for the Sparrow Growth Fund. Our responses to your comments are set forth below.

Comment: In the Question & Answer section of the Proxy Statement, disclose that any anticipated long-term benefits will depend on whether the Fund is able to achieve its growth projections and, as such, are uncertain.

Response: We have added the following disclosures to this section:

Q:      HOW WILL THE CHANGE IN THE FEE STRUCTURE AFFECT THE FEES AND EXPENSES ASSOCIATED WITH MY INVESTMENT IN THE FUND?

A:      The proposed amendments to the Fund’s advisory agreement are expected to result in lower overall fees and expenses for the Fund as follows: (i) for the period ending December 31, 2010, as a result of SCM’s new agreement to cap the Fund’s expenses with respect to each Class at 1.25%, and (ii) after December 31, 2010, as a result of increased overall Fund assets from marketing the Fund to a broader range of investors. Shareholders should note, however, that these anticipated long-term reductions in the Fund’s overall expenses are based solely on SCM’s estimates with respect to the Fund’s growth and, as such, are subject to uncertainties. If SCM is unable to achieve the projected growth in Fund assets, the proposed changes may result in higher overall expenses once the Fund is obligated to pay its own operating expenses and if SCM does not renew its expense cap agreement with the Fund after its initial term.

Comment: In the discussion of the factors that the Board considered to approve the proposed agreement, specify the Board’s conclusions with respect to each of the factors considered.

Response: As requested, we have revised this section to read as follows:

Factors the Board Considered In Approving the Proposed New Advisory Agreement

4784597.1

The Board considered and discussed the proposed Advisory Agreement at an in-person meeting held on July 17, 2008. In evaluating the Agreement, the Board reviewed materials furnished by SCM relevant to the Board’s decision, including SCM’s Form ADV Part I and II, which included a description of SCM’s investment philosophy and investment strategies, biographies and experience of the portfolio manager, as well as SCM’s unaudited financial statements for the six months ending June 30, 2008. The Board also reviewed the Fund’s operating expenses for the period September 1, 2007 through February 29, 2008, which were paid by SCM. The Board interviewed Fund management as to the Fund’s future marketing plans and reasons for the proposed changes, and discussed SCM’s research activities with respect to other options for increasing investments into the Fund. The Board also held discussions with representatives from a marketing firm that SCM proposes to retain to market the Fund’s shares if the proposed revisions are adopted.

After having requested and evaluated information which the Board deemed necessary to evaluate the terms of the new Agreement, the Board determined to approve the proposed Agreement based on a number of factors. Among other things, the Board noted that under the new fee structure, (i) the proposed management fee of 1.00% will be lower than the current 1.75%, and (ii) that although the Fund will be obligated to bear its own operating expenses, in the short-term the proposed arrangement will not result in higher expenses because SCM has agreed to execute the Expense Limitation Agreement and cap the Fund’s expenses at 1.25% through December 31, 2010. Based on the following, the Board determined that the proposed changes will result in short-term benefits for the Fund’s shareholders. The Board also considered the possible long-term effects of the changes, and noted that, based on the estimated growth in the Fund’s assets as presented by SCM and assuming that SCM is able to achieve such projected sales, the Fund’s overall long-term expenses would also be lower than the current expenses. The Board then considered the reasonableness of SCM’s projections, and noted that SCM interviewed other mutual funds that had used the same marketing firm that SCM proposes to retain who have had success in increasing fund assets with a no-load class. The Board then determined that SCM’s projections were reasonable, and concluded that the proposed changes will result in overall benefits for the shareholders over the long term. The Trustees noted that, in the event that the Fund fails to achieve its sales projections, the Board could, among other things, consider requiring SCM to renew the Expense Limitation Agreement for additional terms after the proposed initial term. The Board also considered the following

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Nature, Extent and Quality of Services. In this regard, the Board noted that that description of services to be provided under the old agreement and the proposed Agreement were identical. It also noted that SCM represented that it would continue to provide the same level of services, and that Mr. Sparrow, President of SCM, would continue to manage the Fund. Based on the foregoing, the Board concluded that the new Agreement will not result in any changes with respect to the nature, extent or quality of advisory services provided to the Fund.

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Fund Performance. The Board reviewed the Fund’s performance as of the end of the Fund’s most recent semi-annual period ending February 29, 2008. The Trustees noted that the Class A shares outperformed the Fund’s benchmark for each of the six-month, 1-year, 5-year and since-inception period. The Trustees also noted that the Class C shares also outperformed the benchmark for each of the six-month, 1-year and 5-year periods, but trailed the benchmark’s returns for the period since inception. Based on the foregoing, the Board determined that the SCM has successfully managed the Fund and returned good positive performance for the Fund and, therefore, concluded that SCM should continue to manage the Fund

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Profitability and Other Benefits. The Board considered the other benefits to SCM from managing the Fund. First, it noted that SCM does not engage in so-called “soft dollar” arrangements by directing Fund brokerage to broker-dealers who provide research services to SCM. The Board therefore concluded that SCM is not subject to the conflicts of interest inherent in such transactions and appears to be acting consisted with its best execution obligations to the Fund. The Board then noted that SCM is entitled to receive a portion of the Fund’s 12b-1 fees in addition to the advisory fees under the Amended Agreement. The Trustees reviewed the information made available to them relating to the fees and expenses charged by mutual fund platforms on which the Fund’s shares are currently listed or are expected to be listed after the proposed changes are implemented. The Board noted that the platform fees and expenses are generally in excess of the Fund’s 2b-1 fees and, therefore, that SCM will in fact be obligated to pay all amounts are not otherwise covered by the Fund’s 12b-1 fees. Moreover, the Board noted that, based on the Fund’s current expenses as provided by the administrator, SCM is expected to bear a substantial portion of the Fund’s other operating expenses pursuant to the Expense Limitation Agreement. Therefore, the Board concluded that, overall, SCM likely will not realize profits from the proposed Amended Agreement during the first two years and, as a result, that it was not necessary to discuss economies of scale or breakpoints in the proposed advisory fees.

Based on the foregoing, the Board of Trustees, including each of the Trustees are not “interested persons” of the Fund or SCM (each, an “Independent Trustee”), determined that the proposed Amended Agreement is fair and in the best interests of the Fund and its shareholders. The Trustees of the Trust, including each Independent Trustee, unanimously approved the proposed changes to the Fund’s fee structure, as well as the other changes to the current agreement as set forth in the Amended Agreement, and recommended that the Amended Agreement be provided to the Fund’s shareholders for approval.

Comment: In the discussion of the factors considered by the Board to approve the changes to the 12b-1 Plans, specify the Board’s conclusions with respect to each of the factors considered.

Response: As requested, we have revised this section to read as follows:

Factors the Board Considered In Approving the Revised Distribution Plans

The Board considered and discussed the proposed revisions to the Class A Plan and Class C Plan (collectively, the “Plans”) at an in-person meeting held on July 17, 2008. In evaluating the proposed revisions to the Plans, the Board reviewed and evaluated information which the Board deemed necessary to evaluate the terms of such revisions, including the copies of the proposed revisions and a memorandum from legal counsel setting forth the factors that the Board is required to consider in evaluating the Fund’s Rule 12b-1 Plans. The Board also interviewed SCM’s President regarding how the proposed revisions would benefit the Fund’s shareholders. After requesting and evaluating the relevant information, the Board, including each Independent Trustee, determined to approve the proposed revisions to the Plans based on a number of factors. Among other things, the Board noted the nature of the circumstances which make implementation of revised Plans necessary or appropriate, and concluded that (1) the revisions to the Class A Plan will eliminate any confusion regarding whether a portion of the Class A 12b-1 fees constitute shareholder service fees, and that by maintaining the current level of Class A 12b-1 fees, the Class A shares would continue to appeal to broker-dealer who have historically sold a majority of the Fund’s shares, (2) by reducing the total fees payable by Class C shareholders and clarifying that the entire amount may be paid as shareholder service fees and, at the same time, eliminating the CDSC, the Fund will be able to market the restructure Class C shares as a “no-load” class, and (3) offering a no-load class would make the Fund more appealing to a broader range of investors, which could potentially lead to an increase in the Fund’s assets and a reduction in overall expenses for all shareholders of the Fund. The Board also considered how the Fund’s 12b-1 fees are currently paid, and noted that the Fund’s distributor has informed the Board that the distributor is no longer willing to be responsible for tracking the Fund’s marketing and promotion expenses, other than payments paid directly to registered brokers, and has requested that the Board consider other alternatives for paying such expenses. The Board therefore concluded that payment by each Class of 0.25% shareholder servicing fee directly to the Fund’s adviser was the most reasonable alternative available to the Fund and would allow the adviser to track the marketing and promoting expenses on behalf of the Fund and approve payments for eligible expenses. The Board also noted that the adviser is authorized to use the 12b-1 fees to pay only for eligible expenses and, furthermore, is required to report quarterly to the Board as to how the 12b-1 fees will expended. The Board therefore concluded that these controls were reasonable to ensure that 12b-1 fees are not used by the adviser to indirectly finance distribution by the Fund in a manner that is prohibited under applicable regulations.

Based on the foregoing, the Board of Trustees determined that the proposed revisions to each of the Class A and Class C Plans are fair and in the best interests of the Fund and the shareholders of each Class, and further determined that there is a reasonable likelihood that each Plan will benefit the Fund and the Class A and Class C shareholders, respectively. As a result, the Trustees of the Trust (including each Independent Trustee) unanimously approved the proposed revisions to the Plans, and recommended that the revised Class A Plan and Class C Plan be submitted to the Fund’s Class A and Class C shareholders, respectively, for approval.

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Enclosed as Exhibit A are the required Tandy representations.

          We trust that our responses satisfactorily resolve the issues raised by the Staff. If not, please let us know and we will revise promptly. You can reach me at 314-552-6077. The Fund’s target effective date is Friday, August 8, 2008. We appreciate the Staff’s prompt review of the filing.

Sincerely,

THOMPSON COBURN LLP

/s/ Rita Kazembe

EXHIBIT A

SPARROW FUNDS

11330 Olive Boulevard, Suite 230

St. Louis, MO 63141

We acknowledge that:

•	the Sparrow Growth Fund (the “Fund”) is responsible for the adequacy and accuracy of the disclosure in the Fund’s filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sparrow Funds

By:	/s/ Gerry Sparrow
Gerry Sparrow, President